03045403

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Focus Energy Trust and FET Resources Inc.

*CURRENT ADDRESS 205 5th Avenue, S.W. Suite 3200
Calgary, Alberta T2P 2V7 - Canada

**FORMER NAME Storm Energy

**NEW ADDRESS

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34761 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 12-31-03

FOCUS ENERGY TRUST

82-34761

AR/S
12-31-02

ANNUAL REPORT
2002

Corporate Profile

Focus Energy Trust is a natural gas weighted energy trust created through the re-organization of Storm Energy Inc. in August 2002. Production of natural gas and light oil of approximately 8,400 BOE/d is produced from five main areas in the Western Canadian Sedimentary Basin. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength.

Focus Energy Trust Units and FET Resources Ltd. Exchangeable Shares are listed on the Toronto Stock Exchange under the symbols FET.UN and FTX respectively. There are approximately 29 million Trust Units and Exchange Shares outstanding at December 31, 2002.

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Unitholders will be held at 3:00 p.m. on Thursday, May 15, 2003 in the Herald Doll room at the Hyatt Regency, Calgary, Alberta. All Unitholders are invited to attend.

CONTENTS

FORWARD-LOOKING INFORMATION

Corporate information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Focus at the time of preparation, may be proven to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. There is no representation by Focus that the actual results achieved during the forecast period will be the same in whole or in part as those forecast.

2002 Highlights

Focus Energy Trust is the successor to Storm Energy Inc. The financial statements for Focus Energy Trust at December 31, 2002 are reported on a "continuity of interests" basis and include the financial and operating results of Storm Energy Inc. to August 22, 2002. As such, these financial statements reflect the full operations and assets of Storm Energy Inc. for the 234 days prior to the implementation of the Plan of Arrangement, and the remaining operations and assets of the Trust for 131 days from August 23 to December 31.

(000s of dollars, except where indicated)	**August 23 to December 31, 2002**	**Twelve Months Ended, December 31, 2002**	**December 31,** 2001
FINANCIAL			
Oil and gas revenue, before royalties	33,331	**114,594**	134,028
Cash flow from operations	19,002	**55,455**	77,707
Per Unit – basic	$ 0.66	**$ 1.97**	$ 2.81
– diluted	$ 0.66	**$ 1.97**	$ 2.72
Net income	10,160	**19,205**	32,142
Per Unit – basic	$ 0.35	**$ 0.68**	$ 1.16
– diluted	$ 0.35	**$ 0.68**	$ 1.13
Capital expenditures, net	4,148	**40,140**	65,751
Long term debt less working capital	36,534	**36,534**	65,990
Common shares outstanding			
Basic			27,782
Diluted			29,662
Total Trust Units – outstanding[i]			
Basic	28,966	**28,966**	
Diluted	29,286	**29,286**	
Total Trust Units – weighted average outstanding[ii]			
Basic	28,800	**28,210**	
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	2,511	**4,831**	6,058
NGLs (bbls/d)	457	**502**	342
Natural gas (mcf/d)	30,884	**32,316**	22,640
Barrels of oil equivalent (BOE/d @ 6:1)	8,115	**10,719**	10,173
Average product prices received			
Crude oil (CDN$/bbl)	$ 42.89	**$ 38.27**	$ 38.19
Hedge gain (loss) (CDN$/bbl)	$ (4.71)	**$ (0.16)**	$ 0.28
NGLs (CDN$/bbl)	$ 35.15	**$ 29.15**	$ 33.04
Natural gas (CDN$/mcf)	$ 4.67	**$ 3.59**	$ 5.57
Hedge gain (loss) (CDN$/mcf)	$ (0.06)	**$ 0.08**	$ (0.14)
Netback (incl. hedging) per BOE			
Revenue	$ 31.36	**$ 29.29**	$ 36.10
Royalties, net of ARTC	(8.22)	**(7.08)**	(9.67)
Production expenses	(3.09)	**(3.32)**	(3.88)
Netback	$ 20.05	**$ 18.89**	$ 22.55

2002 Highlights

(000s of dollars, except where indicated)	August 23 to December 31, 2002	Twelve Months Ended, December 31, 2002	2001
RESERVES			
Established (proved plus 50% probable)			
Crude oil (Mbbls)	**5,531**	**5,531**	12,930
NGLs (Mbbls)	**1,893**	**1,893**	1,644
Natural gas (Mmcf)	**122,593**	**122,593**	97,549
Barrels of oil equivalent (MBOE @ 6:1)	**27,855**	**27,855**	30,832
Reserve life index(iii)	**9.1**	**n/a**	7.9
Gas weighting of established reserves	**73%**	**73%**	53%
Proven reserves / established reserves	**88%**	**88%**	90%
WELLS DRILLED			
Gross	**7.0**	**38.0**	47.0
Net	**2.7**	**25.5**	37.6
Success rate	**100%**	**74%**	66%
TRUST UNIT TRADING STATISTICS			
(based on daily closing price)			
Unit prices			
High	**$ 10.65**		
Low	**$ 9.75**		
Close	**$ 10.15**		
Daily average trading volume	**178,081**		

(i) Total Trust Units being Trust Units and Exchangeable Shares converted at year-end exchange ratio of 1.03291.
(ii) Total Trust Units being Trust Units and Exchangeable Shares converted at average exchange ratio.
(iii) Based on average daily production of 8,419 BOE/d for the fourth quarter of 2002.

Message to the Unitholders

The responsibility of the Board of Directors and management team of Focus is to build a strong foundation capable of generating profitable long term value creation. That foundation encompasses not only oil and gas assets but most importantly people. People who are committed to generating value from the existing foundation of assets as well as continuing to search for and completing acquisitions that are strategic and accretive to our Unitholders.

Focus's management team is unwavering in its commitment to increase the Trust's value. We understand that value is created by hard work, focus, technical expertise, management control, and financial discipline. The following corporate goals underlie our commitment to value creation.

- Maximize the value of existing assets
- Attract and retain the best value creation team in the business
- Invest in new opportunities that create value
- Pursue acquisitions that are strategic and accretive
- Protect margins, improve profitability
- Surface value through operational strength and control
- Maintain financial flexibility

Focus Energy Trust was created in August of 2002 from the harvest assets of Storm Energy Inc. These assets represented 8,400 BOE/d of long reserve life, light oil and natural gas production in the Western Canadian Sedimentary Basin. The management team that was brought in to manage these assets was attracted to the opportunity for the following reasons:

- Focus's High Quality Asset Base
  - Strong concentration of light oil and natural gas properties with high working interests in five main areas;
  - 80% of Focus's production is operated, ensuring that operating and capital reinvestment efficiencies can be maintained;
  - Low production decline rate of approximately 16% per year;
  - Top quartile netbacks driven by natural gas and 38° degree API oil;
  - 73% of the asset base is natural gas;
  - Development opportunities to maintain current production through 2003 and 2004 with an investment equal to 20% of cash flow.
- Focus's Size
  - Small enough to allow for substantial growth;
  - Small enough to create an enthusiastic and entrepreneurial environment for all employees and unitholders;
  - Large enough to be relevant and provide liquidity for both retail and institutional unitholders;
  - Large enough to achieve critical mass and infrastructure to allow the company to take advantage of both internally and externally generated opportunities.

- Focus's Financial Flexibility and Structure
  - Low net debt to cash flow ratio;
  - Unitholders interests aligned with about 18% ownership position of directors and management;
  - Exchangeable Shares provide a unique capital gains type tax treatment for Unitholders as well as a further source of capital that can be used to reduce debt or increase capital programs.

QUALIFIED AND EXPERIENCED TEAM

The management team recognizes that in large part Focus's success depends on its ability to attract and retain qualified individuals.

The Focus team is a hard working determined group with diverse corporate backgrounds and the skills necessary to create value for our Unitholders. We have an enthusiasm for the business, a passion to succeed, and a unique chemistry. Most members of the team have worked together in the past, which is critical in ensuring the chemistry of the group as well as quick and responsive decision making.

All employees are also Unitholders in the Trust, providing a strong alignment of the interests of management, employees and our Unitholders.

STRATEGY

The underlying principles are the key aspects of our business strategy that will guide us as we create value and grow the Trust. These principles are not unique but are representative of management's past experience in helping to build successful oil and natural gas companies. These principles can be successfully applied to the trust sector and will result in the building of a trust with a solid sustainable foundation:

- Focus on large accumulations of natural gas and light oil where small changes in the recovery factor can materially affect remaining reserves;
- Focus geographically on natural gas proven areas in Western Canada, where there are opportunities to leverage proprietary technology, and achieve operational control;
- Internally generate low risk projects that provide for the creation of increased value;
- Maintain high working interests in projects and infrastructure, providing for administrative control, operating cost control, and the ability to achieve capital reinvestment efficiencies;
- Maintain operatorship in order to control the nature, pace and cost of development activities;
- Pursue accretive acquisitions in and around our core areas;
- Maintain financial flexibility;
- Utilize hedging strategies to provide greater certainty and stability of distributions, help ensure profitability of specific oil and gas assets, and reduce commodity price risk on acquisitions.

OUTLOOK

Focus has a dedicated team of people who are all committed to building a world class energy trust in the Western Canadian Sedimentary Basin. We are starting with a solid foundation of assets from Storm Energy Inc, which we will continue to build upon with our considerable experience, attention to detail, and the guiding principles we have outlined above. With this solid foundation, experienced management team, and strong financial position, the Trust is well positioned to take advantage of opportunities that will arise from the ongoing consolidation and rationalization of companies in the Canadian oil and gas industry. Be assured that your management team is patient, disciplined and committed to enhancing Unitholder value.

We would like to thank all of our Unitholders for their support in this first year of operation, as well as our Board of Directors for their guidance, and our employees for their determined efforts.

Sincerely,



Derek W. Evans
President and Chief Executive Officer

Operations Review

PROPERTY REVIEW

The Trust's producing properties are located in five main areas in Alberta and British Columbia. These comprise the natural gas dominated areas of Tommy Lakes, Kotcho-Cabin, Pouce Coupe and Sylvan Lake and the light oil area of Red Earth. The Trust has a high working interest in these properties and 80% of the production is operated by the Trust. Discussion of the three most significant areas follows.



Kotcho-Cabin
Fort Nelson
Tommy Lakes
Fort St. John
Red Earth
Pouce Coupe
British Columbia
Alberta
Edmonton
Sylvan Lake
Gas Producing Property
Oil Producing Property

TOMMY LAKES, NE BRITISH COLUMBIA

The Trust's largest single asset and main natural gas producing property is at Tommy Lakes in northeastern British Columbia. The main producing zone at Tommy Lakes is the areally extensive blanket sand of the Triassic Halfway formation. Total pool original gas in place is in excess of 600 bcf, of which approximately 22% has been produced to date. Although the reservoir is thick (more than 10 meters) and continuous, its permeability is low, requiring all wells to be fracture stimulated to achieve stabilized rates of 600 to 800 mcf/d, with liquids recovered at 20 bbls per mcf.

In the period from August 23 to December 31, 2002, production from the Tommy Lakes property averaged 14.1 mmcf/d (net) of natural gas and 334 bbls/d (net) of natural gas liquids. Natural gas from this property is produced through Focus operated facilities and delivered into the Westcoast system.

The Trust has successfully completed its 11-well winter drilling program at Tommy Lakes. Of the 11 new wells, ten were cased and tied-in, along with two standing wells from the previous year's drilling program. In addition, six wells were successfully refraced. Overall the winter program at Tommy Lakes came in on budget and as per our expectations in terms of production and reserve volumes.

KOTCHO-CABIN, NE BRITISH COLUMBIA

At Kotcho-Cabin we are producing a series of sour high pressure gas wells along a dolomitized reef edge in the Devonian Slave Point formation. The Kotcho-Cabin property is located approximately 80 kilometers northeast of Fort Nelson, British Columbia.

For the period August 23 to December 31, 2002 natural gas production from this area averaged 11.6 mmcf/d. The average is lower than the current production average of approximately 13 mmcf/d as the 2002 average includes a 25 day period where production from this area was restricted due to a plant turnaround at the Westcoast Fort Nelson plant.

Gas production from these properties is processed through 100% Focus-owned dehydration and water disposal facilities at Cabin and Kotcho and delivered to the Westcoast system.

There are no plans for any additional drilling in 2003 on these properties.

RED EARTH, ALBERTA

The Trust's main oil producing properties are focused in the Red Earth project area, which includes the Evi North, Evi West, Golden, Kitty, Loon, Ogston, and Red Earth properties. These properties are located approximately 125 kilometers northeast of the town of Peace River in north central Alberta. The oil produced in this area is 38° API light sweet crude.

All the assets in these areas, excluding the Golden and Ogston properties, are held indirectly through a partnership with Storm Energy Ltd. The Trust has a 40% interest in the partnership. The Trust owns a 91.3% working interest in the Golden area and a 12.9% working interest in the Ogston area.

The Trust's oil production in this area for the period August 23 to December 31, 2002 averaged 2,420 bbls/d. The Trust participated in two new wells in the Ogston area in late 2002, further defining a Slave Point pool that ultimately will require waterflooding. To date in 2003 we have participated in two further Ogston Slave Point wells.

Our Red Earth 2003 capital program will focus on recompletions, workovers, and the continued delineation of the Ogston Slave Point oil play.

DRILLING ACTIVITY

For the period August 23 to December 31, 2002 the Trust participated in the drilling of seven gross wells with a 100% success rate. Five of these wells were associated with our Tommy Lakes winter program and the remaining two were delineation wells in our Ogston Slave Point pool.

In 2003, we expect to drill 11 gross wells of which nine have been drilled to date. These include six wells at Tommy Lakes, two wells at Ogston and one well at Pouce Coupe. We expect to drill two additional wells at Pouce Coupe during the summer.

DRILLING RESULTS

For the period August 23 to December 31, 2002	Gross	Net
Oil	2.0	0.2
Natural gas	5.0	2.5
Dry and abandoned	0	0
Total	7.0	2.7
Success ratio	100%	
Average working interest	39%	

PRODUCTION REVIEW

The production history for the Trust in 2002 includes 131 days of production for the period August 23 to December 31, 2002.

During this period our production volumes averaged 8,115 BOE/d. Production volumes were negatively impacted by the 25 day Westcoast Fort Nelson plant turnaround that shut-in a significant portion of our Kotcho-Cabin natural gas volumes.

As well during this period the capital program of the Trust was focused primarily on our winter program at Tommy Lakes and as a result very little capital was applied to these assets to maintain production volumes. Given the limited capital applied to the asset base, we are very pleased with the stability of the production profile.

In addition to the production revenue the Trust receives from its producing assets, the Trust also receives substantial third party processing revenue. In the period August 23 to December 31, 2002 the Trust received $0.9 million of processing revenue which is equivalent to $2.6 million on an annualized basis.

Our operating costs remain among the lowest in the Trust sector at $3.09/BOE. This represents operating costs of approximately $5.38/bbl of oil and $0.35/mcf of natural gas. Our natural gas operating costs should not be materially different from 2002. However our oil operating costs may be under some upward pressure if recent increases in power prices are sustained.

PRODUCTION BY AREA

August 23 to December 31, 2002	Oil (bbls/d)	Natural Gas (mcf/d)	NGLs (bbls/d)	BOE (BOE/d)
Tommy Lakes	–	14,058	334	2,677
Kotcho-Cabin	–	11,635	–	1,939
Red Earth	2,420	–	–	2,420
Pouce Coupe	9	3,175	23	561
Sylvan Lake	82	2,016	100	518
	2,511	30,884	457	8,115

Reserves Review

RESERVES

Focus's reserves of oil and natural gas were evaluated as of December 31, 2002 by Paddock Lindstrom and Associates Ltd. (Paddock), an independent petroleum engineering firm. Paddock independently evaluated 100% of the Trust's properties and the associated reserves. The Reserves Committee of the Trust, consisting of appropriately qualified independent directors, has reviewed the Paddock report with representatives of the engineering firm.

The Trust's established reserves as of December 31, 2002 comprise 122.6 bcf of natural gas and 7,424 mbbls of oil and natural gas liquids. On a 6:1 basis, established reserves are 73% weighted towards natural gas, with the remaining 27% comprised of oil and natural gas liquids. Focus's established reserve life index is 9.1 years using year-end reserves and fourth quarter 2002 average production of 8,419 BOE/d.

The following tables summarize Focus's reserves of natural gas, natural gas liquids and crude oil as of December 31, 2002. These values reflect the Trust's interest before royalties. Probable reserves are risked at 50% to calculate established reserves, and all BOE conversions are on a 6:1 basis. Estimates of future net revenue are before general and administrative costs and do not include any provisions for income taxes or future abandonment costs. The estimates of future net revenue are dependent on a wide range of factors, the most significant being forecast future commodity prices. As a result it should not be assumed that these values necessarily represent the fair market value of the Trust's reserves.

ESTIMATED RESERVES OF OIL, GAS AND NGL'S

(Based on escalating price and cost assumptions) (i) December 31, 2002	Oil (Mbbls)	Gas (Mmcf)	NGLs (Mbbls)	BOE @ 6:1 (Mboe)
Proved producing	4,744	66,912	1,016	16,912
Proved non-producing	134	16,539	149	3,040
Total proved developed	4,878	83,451	1,165	19,952
Proved undeveloped	156	23,517	501	4,576
Total proved	5,034	106,968	1,666	24,528
Probable additional unrisked	993	31,249	454	6,656
Total proved plus probable	6,027	138,217	2,120	31,184
Reduction of 50% for risk	(496)	(15,624)	(227)	(3,329)
Established	5,531	122,593	1,893	27,855

DISCOUNTED VALUE OF ESTIMATED FUTURE NET REVENUE BEFORE INCOME TAXES

(Based on Escalating Price and Cost Assumptions, Including ARTC) (ii) (iii) (iv) (thousands of dollars)

		Discounted at the rate of:		
December 31, 2002	Undiscounted	10%	15%	20%
Proved producing	296,768	201,913	176,541	157,864
Proved non-producing	43,408	24,937	20,541	17,449
Total proved developed	340,176	226,850	197,082	175,313
Proved undeveloped	65,861	37,860	30,243	24,772
Total proved	406,037	264,710	227,325	200,085
Probable additional unrisked	102,782	45,736	34,342	27,017
Total proved plus probable	508,819	310,446	261,667	227,102
Reduction of 50% for risk	(51,391)	(22,867)	(17,171)	(13,508)
Established	457,428	287,579	244,496	213,594

(i) Gross reserves which are net of working interests owned by others and prior to deduction of Crown, freehold and other royalties.
(ii) For the escalating price and cost scenario, the price forecast used was the January 1, 2003 Paddock Lindstrom & Associates Ltd. price forecast. Oil prices were adjusted for the actual quality of the oil produced, and for transportation expenses. Gas prices were adjusted for the actual heating value of the gas produced. Prices were escalated at 2% per year after 2017 and costs were escalated by 2% from 2003.
(iii) The estimated volumes and values of the probable reserves and estimated value of future net revenue from probable reserves has been reduced by 50% to allow for risk.
(iv) The Paddock report includes future development costs of $29.0 million associated with proven reserves and an additional $11.8 million associated with probable reserves.

ESCALATING PRICE FORECAST

	WTI at Cushing $US/bbl	Edmonton Reference Price $CDN/bbl	AECO C $CDN/MMBTU	Sumas Spot $CDN/MMBTU	Henry Hub $US/MMBTU
2003	26.00	38.96	5.60	6.13	4.15
2004	24.00	35.86	5.20	5.70	3.90
2005	22.50	33.53	4.88	5.34	3.70
2006	22.95	34.20	4.94	5.37	3.75
2007	23.41	34.89	5.00	5.40	3.80

2002 RESERVE RECONCILIATION

(Based on escalating price and cost assumptions and before royalties)

	Crude Oil (Mbbls)			Natural Gas (Mmcf)		
	Proved	Probable	Total	Proved	Probable	Total
December 31, 2001	11,784	2,292	14,076	87,083	20,931	108,014
Additions	510	192	702	36,913	11,760	48,673
Production	(1,763)	–	(1,763)	(11,795)	–	(11,795)
Transferred – Storm Energy Ltd.	(5,675)	(1,211)	(6,886)	(3,153)	(639)	(3,792)
Moved from probable to proven	324	(324)	–	–	–	–
Revisions	(146)	44	(102)	(2,080)	(803)	(2,883)
December 31, 2002	5,034	993	6,027	106,968	31,249	138,217

	NGL's (Mbbls)			Boe 6:1 (Mboe)		
	Proved	Probable	Total	Proved	Probable	Total
December 31, 2001	1,554	179	1,733	27,852	5,960	33,811
Additions	490	224	714	7,152	2,375	9,528
Production	(183)	–	(183)	(3,912)	–	(3,912)
Transferred – Storm Energy Ltd.	(106)	(22)	(128)	(6,306)	(1,340)	(7,645)
Moved from probable to proven	–	–	–	324	(324)	–
Revisions	(89)	73	(16)	(582)	(15)	(597)
December 31, 2002	1,666	454	2,120	24,528	6,656	31,184

2002 NET ASSET VALUE (BEFORE TAX)

($ thousands except per unit amounts)

	Discount Rate	
	10%	15%
Value of established reserves(i)	$287,579	$244,496
Deduct: net debt	(36,534)	(36,534)
Net asset value	$251,045	$207,962
Units outstanding (thousands)(ii)	28,966	28,966
Per unit	$8.67	$7.18

(i) Reserve values are escalated pricing case, including value of ARTC.
(ii) Basic Units outstanding at December 31, 2002.

FINDING, DEVELOPMENT AND ACQUISITION COSTS

One of the most important and controllable measures of the sustainability of the Trust is our ability to find, develop and acquire new reserves of crude oil and natural gas.

In an effort to conform to new disclosure standards that are set to come into effect next year, we are reporting our 2002 results using the methodology outlined in the Canadian Securities Administrators proposed National Instrument No. 51-101. This policy requires the inclusion in the numerator of the current year's exploration and development costs as well as the change in future development costs from the previous year. We feel that the inclusion of estimated future capital expenditures in the calculation provides a more representative measure of the true finding, development and acquisition costs for any given period.

Overall reserve addition costs reflect the results of Storm Energy Inc. for the period from January 1, 2002 to August 22, 2002, combined with the results of the Trust for the remainder of the year. The comparative results for the previous years are those of Storm. Reserve addition costs for the year were $7.87/BOE on a proven basis and $7.31/BOE on an established basis. Although these results are a combination of the results of Focus and Storm, we believe they are representative of the performance of the Trust, as over 90% of the reserves added during the full year period relate to assets that are now part of Focus, primarily at Tommy Lakes and Kotcho in Northeastern B.C. The Tommy Lakes property will continue to represent a significant portion of our capital expenditures and reserve additions for at least the next two years.

Our reserve addition costs are among the lowest in the industry, which we believe is an indication of the quality of the development opportunities available on our existing properties. We estimate that there are at least two more years of similar quality opportunities available on these properties, which should allow us to continue to post strong finding and development costs going forward. Another factor impacting this year's reserve addition costs was the fact that no significant acquisitions were undertaken during the period. The acquisition market was very competitive in 2002 and the cost to acquire reserves was in general higher than the cost to develop our internal opportunities. It is however, a part of our strategy to pursue acquisitions that are strategic and accretive to Unitholders, and our success in this area will potentially impact our reserve addition costs in future years.

FINDING AND ON STREAM COSTS

For the year ended December 31 (thousands)	**2002**	2001	2000	Three year total
Exploration costs				
Land and seismic	**$ 2,251**	$ 8,069	$ 9,592	
Drilling	**16,723**	23,802	19,913	
Completions	**7,253**	5,700	5,266	
Total finding costs	**$ 26,227**	$ 37,571	$ 34,771	$ 98,569
Development costs				
Acquisitions net of dispositions	**$ 605**	$ ($584)	$ 50,974	
Equipping and recompletions	**7,236**	9,905	5,413	
Pipelines & facilities	**6,753**	14,554	9,400	
Field inventory	**(681)**	1,292	547	
Total on stream costs	**$ 13,913**	$ 25,167	$ 66,334	$ 105,414
Change in future development costs from previous year(i)				
Proved costs	**$ 14,140**	$ 2,066	$ 8,714	$ 24,920
Established costs	**$ 17,703**	$ 3,237	$ 10,440	$ 31,379
Proved and probable costs	**$ 21,265**	$ 4,407	$ 12,166	$ 37,838
Total costs used in finding and on stream calculation				
Proved costs	**$ 54,280**	$ 64,804	$ 109,819	$ 228,903
Established costs	**$ 57,843**	$ 65,975	$ 111,545	$ 235,362
Proved and probable costs	**$ 61,405**	$ 67,145	$ 113,271	$ 241,821
Reserve additions (Mboe at 6:1)(i)				
Proved	**6,894**	9,718	15,329	31,941
Established	**7,912**	10,674	16,545	35,130
Proved and probable	**8,930**	11,629	17,760	38,319
Finding and on stream cost (per BOE)				
Proved	**$ 7.87**	$ 6.67	$ 7.16	$ 7.17
Established	**$ 7.31**	$ 6.18	$ 6.74	$ 6.70
Proved and probable	**$ 6.88**	$ 5.77	$ 6.38	$ 6.31

(i) Reserve additions and future development capital for 2002 have been adjusted to reflect the reserves transferred to Storm Energy Ltd. effective August 23, 2002.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") for Focus Energy Trust ("Focus" or the "Trust") should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2002 and is based on information available to March 18, 2003.

Focus Energy Trust is the successor to Storm Energy Inc. The financial statements for Focus Energy Trust at December 31, 2002 are reported on a "continuity of interests" basis and include the financial results of Storm Energy Inc. to August 22, 2002. As such, these financial statements reflect the full operations and assets of Storm Energy Inc. for the 234 days prior to the implementation of the Plan of Arrangement, and the remaining operations and assets of the Trust for 131 days from August 23 to December 31 (the "131 day period"). The comparative figures are the 2001 results of Storm Energy Inc. The comparison of results for the years ended December 31, 2001 and 2002 is significantly influenced by the reorganization effective August 23, 2002, which transferred 25% of the assets to a separate new exploration and development company.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document, including management's assessment of future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the effect of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CREATION OF FOCUS ENERGY TRUST

On August 20, 2002, the shareholders of Storm Energy Inc. approved a corporate reorganization as described in the Plan of Arrangement dated July 16, 2002 ("reorganization"), which became effective on August 23, 2002. Through this reorganization, approximately 3,800 BOE/d of production and undeveloped lands were used to create a new high growth, exploration-oriented producer, Storm Energy Ltd. Storm Energy Inc. retained approximately 8,400 BOE/d of production and became Focus Energy Trust. For each share of Storm Energy Inc., shareholders received one unit of Focus Energy Trust or one Exchangeable Share in FET Resources Ltd. ("FET"), a wholly owned subsidiary of Focus Energy Trust, and one share of Storm Energy Ltd., a new public exploration and production company. Focus Energy Trust and Storm Energy Ltd. are separate public entities.

The reorganization was undertaken to:

- Divide Storm's assets into harvest and growth components to better align the potential growth of the assets with investors' expectations, and with that realignment the ownership in the two independent entities should, over time, be expected to be valued more favorably;
- Create and deliver greater value in a more sustainable and tax effective manner, and with less risk, than would be possible in the existing entity on a go forward basis;
- Provide greater liquidity and flexibility for all shareholders to continue to participate in the harvest and growth potential of the two entities;
- Facilitate efficient management of the Trust by a group of qualified professionals capable of delivering on acquisition, exploitation and financial management objectives.

The Trust retained approximately 75% of the assets previously owned by Storm Energy Inc. These included all of the working interests in natural gas producing assets in the Tommy Lakes and Kotcho-Cabin areas of northeast British Columbia, the natural gas producing assets at Sylvan Lake and Pouce Coupe in Alberta, as well as approximately 46% of the working interests in the oil producing assets in the Red Earth area of northern Alberta. The Trust represents approximately 96% of the natural gas production and 46% of the oil production of Storm Energy Inc. prior to the reorganization. FET, a wholly owned subsidiary of the Trust, owns directly or indirectly the oil and natural gas properties, and is the legal successor company to Storm Energy Inc. The Trust commenced operations on August 23, 2002 with the new legal structure and business mandate and with a new management team.

The petroleum and natural gas assets transferred to Storm Energy Ltd. on August 23, 2002 represented approximately 54% of the working interests in the oil producing areas in the Red Earth area of northern Alberta, minor natural gas interests, and undeveloped lands. As part of the transaction, Storm Energy Ltd. assumed $22.7 million of long term debt less working capital outstanding at August 22nd. The management, directors and employees of Storm Energy Inc. prior to the Plan of Arrangement continued on with Storm Energy Ltd. The transfer of assets to Storm Energy Ltd. on August 23, 2002 was a related party transaction at that time, and was recorded at net book value.

DESCRIPTION OF BUSINESS

Focus Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated July 15, 2002. The Trust Unitholders are the sole beneficiaries of the Trust. The Trust structure allows individual Unitholders to participate in the cash flow of the business to the extent such cash flow is distributed by the Trustee, Valiant Trust Company. The directors and management of FET, which owns the oil and gas properties, manage the Trust. Management of FET are all full-time employees of the Trust. The Board of Directors of FET has generally been delegated the significant management decisions of the Trust. The Unitholders elect all members of the FET Board of Directors annually.

The Trust is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. Our business plan is to maximize returns to the Trust from existing oil and gas properties, and to expand the reserve base in the Western Canadian Sedimentary Basin through the selective addition of high-quality, long-life reserves with low risk development opportunities.

OPERATIONS SUMMARY

	January 1 to August 22, 2002	**August 23 to December 31, 2002**	**2002**	2001	% Change
Average daily production					
Crude oil (bbls/d)	6,130	**2,511**	**4,831**	6,058	(20%)
NGLs (bbls/d)	527	**457**	**502**	342	47%
Natural gas (mcf/d)	33,118	**30,884**	**32,316**	22,640	43%
Barrels of oil equivalent	12,177	**8,115**	**10,719**	10,173	5%
% Natural gas	45%	**63%**	**50%**	37%	13%
Average product prices received					
Crude oil (CDN$/bbl)(i)	$ 37.21	**$ 42.89**	**$ 38.27**	$ 38.19	–%
Hedge gain (loss) (CDN$/bbl)	$ 0.88	**$ (4.71)**	**$ (0.16)**	$ 0.28	(157%)
NGLs (CDN$/bbl)	$ 26.24	**$ 35.15**	**$ 29.15**	$ 33.04	(12%)
NGL price/Crude oil price	71%	**82%**	**76%**	87%	(11%)
Natural gas (CDN$/mcf)(i)	$ 3.03	**$ 4.67**	**$ 3.59**	$ 5.57	(36%)
Hedge gain (loss) (CDN$/mcf)	$ 0.15	**$ (0.06)**	**$ 0.08**	$ (0.14)	157%
Reference prices & Focus differential					
Crude oil (Edm. Light Price CDN$/bbl)	$ 38.03	**$ 43.42**	**$ 39.92**	$ 40.26	(1%)
Differential(i)	$ (0.82)	**$ (0.53)**	**$ (1.65)**	$ (2.07)	(20%)
Natural gas (AECO daily CDN$/mcf)	$ 3.47	**$ 5.16**	**$ 4.08**	$ 6.30	(35%)
Differential(i)	$ (0.44)	**$ (0.49)**	**$ (0.49)**	$ (0.73)	(33%)
Netback per BOE					
Revenue(i)	$ 28.31	**$ 33.02**	**$ 29.59**	$ 36.25	(18%)
Hedging	0.21	**(1.67)**	**(0.30)**	(0.15)	(99%)
Royalties, net of ARTC	(6.66)	**(8.22)**	**(7.08)**	(9.67)	(27%)
Production expenses	(3.40)	**(3.09)**	**(3.32)**	(3.88)	(14%)
Netback	$ 18.46	**$ 20.05**	**$ 18.89**	$ 22.55	(16%)
Royalties % of revenue(i)	24%	**25%**	**24%**	27%	(3%)

(i) Excluding hedging.

PRODUCTION INCOME

On a BOE basis, average production volumes for 2002 were 5% higher than 2001, as additional gas production from winter drilling in early 2002 in northeastern British Columbia was offset by the transfer of oil producing assets to Storm Energy Ltd. on August 23, 2002.

Average daily production of 8,115 BOE/d for the 131 day period comprised 30.9 mmcf/d of natural gas, and 2,968 bbls/d of crude oil and NGLs. A 25-day shut down of the Fort Nelson plant for a turnaround in the third quarter temporarily reduced volumes by approximately 8,600 mcf/d. Average daily production of 8,419 BOE/d for the fourth quarter was 65% weighted to natural gas, with production of 32.9 mmcf/d of natural gas, and 2,933 bbls/d of crude oil and natural gas liquids.

The average reference prices for crude oil, being West Texas Intermediate at Cushing, Oklahoma (WTI) and refiners' posted prices at Edmonton, Alberta, were essentially the same for 2002 and 2001.The Trust's crude oil production comprised entirely of light sweet crude oil (average 38° API gravity). The prices realized in 2002 and 2001, before adjustment for hedges, were at a small discount to the Edmonton posted price, reflecting the high quality of our crude oil. Crude oil realizations are based on the refiners' posted prices at Edmonton, less deductions for transportation from the field and adjustments for quality.

Natural gas production in Alberta and British Columbia is priced with reference to delivery at the AECO Hub in Alberta or NYMEX at Henry Hub, Louisiana. AECO daily average natural gas prices per mcf in 2002 fluctuated from $3.08 in January, to a low of $2.14 in July, and a high of $6.11 in December. The average reference price of natural gas for 2002 declined 35% from 2001 and the average realized price, before adjustment for hedges, was 36% lower than 2001.

The price per mcf realized in 2002 of $3.59 represents a discount of $0.49 to the AECO reference price for the period. The net price realized on natural gas sales reflects the specific markets being delivered to, deductions at the delivery point for transportation and treatment and the heat content of the natural gas. Of natural gas sales in 2002, 15% was delivered in Alberta, 60% delivered to Station 2 near Fort St. John, British Columbia, and 25% delivered at Sumas on the British Columbia–Washington border. The net sale price realized for natural gas deliveries in Alberta is AECO less approximately $0.18 per mcf for transportation. The net sale price realized for natural gas deliveries through the British Columbia system is the price at the specific delivery point less approximately $0.69 per mcf for transportation and treatment of the natural gas. Sales at Station 2 are priced based on the AECO price adjusted for the seasonal differential to Station 2, and the Sumas price is based on the U.S. natural gas price of NYMEX at Henry Hub. Natural gas production of the Trust has a high heat content, which increases the realized price per mcf.

HEDGING POLICY AND RESULTS

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. This program is controlled by the Board of Directors and implemented by the Risk Management Committee. Focus uses financial instruments and physical forward sales as part of this risk management program. All of the commodity and foreign exchange contracts are with parties that represent minimal counterparty risk.

Production income for 2002 includes a net loss of $1.2 million relating to financial instruments associated with commodity and foreign exchange contracts. This compares with a loss of $0.6 million in 2001. The net loss in 2002 is a combination of a hedging gain of $0.6 million for financial instruments associated with natural gas and a hedging loss on crude oil of $1.8 million. The hedging results for natural gas include a non-cash loss of $1.4 million relating to a natural gas ceiling contract that was accounted for based on the mark to market value.

For the 131 day period, the Trust recognized a hedging loss of $1.8 million comprised of a loss of $0.2 million for financial instruments associated with natural gas, and a loss for crude oil of $1.6 million. The hedging results for natural gas include a non-cash gain of $0.1 million. These hedging losses reflect the significant strengthening of both natural gas and crude oil prices during the fourth quarter.

Focus currently has a combination of fixed price arrangements and collars that provide price protection on approximately 54% of natural gas production at a reference price of CDN$5.56 per mcf. For 2003, fixed price swaps and collars represent approximately 46% of oil production with a reference price of CDN$40.36 per barrel. The following table details financial instruments and physical contracts currently in place as part of the Trust's hedging program.

FINANCIAL CONTRACTS

	Daily Quantity	Contract Price		Price Index	Term
Crude oil – fixed price	700 bbls	$39.80	Cdn	WTI	October 2002 – August 2003
	300 bbls	$39.90	Cdn	WTI	October 2002 – August 2003
	500 bbls	$41.80	Cdn	WTI	September 2003 – August 2004
Crude oil – collars	500 bbls	$41.00 – $63.00	Cdn	WTI	April 2003
	500 bbls	$41.00 – $58.85	Cdn	WTI	May 2003
	500 bbls	$41.00 – $55.35	Cdn	WTI	June 2003
	500 bbls	$41.00 – $52.70	Cdn	WTI	July 2003
	500 bbls	$41.00 – $50.25	Cdn	WTI	August 2003
Natural gas – fixed price	3,000 MMBTU	$5.02	Cdn	Sumas	October 2002 – October 2003
	7,000 MMBTU	$5.18	Cdn	Sumas	November 2002 – October 2003
	12,500 GJ	$4.76	Cdn	AECO	October 2002 – March 2003
Natural gas – collars	8,420 GJ	$4.75 – $4.90	Cdn	AECO	April 2003 – October 2003
	5,000 GJ	$5.56 – $6.75	Cdn	AECO	April – October 2003 (ex. July)

PHYSICAL CONTRACT

	Daily Quantity	Contract Price		Price Index	Term
Natural gas – fixed price	5,000 MMBTU	$8.21	Cdn	Sumas	November 2003 – March 2004

OTHER INCOME

Other income for 2002 includes $1.6 million for treating and processing third party oil and gas at our production facilities and $0.2 million of interest income. Treating and processing income was 18% higher in 2002 as a result of increased third party volumes processed at the Kotcho facilities in British Columbia. In addition to Kotcho, Focus earns third party processing revenue at our facilities located in the Sylvan Lake and Golden areas of Alberta. Currently, Focus receives approximately $0.2 million per month in third party processing revenues.

PRODUCTION EXPENSES

Production expenses for the year amounted to $3.32 per BOE, down 14% from 2001. For the 131 day period, production expenses were $3.09 per BOE. The reduction in the production expenses during this period reflects the increased natural gas weighting of the Trust's production mix.

TECHNICAL SERVICES AGREEMENT

The Trust has a Technical Services Agreement with Storm Energy Ltd. through which the Trust receives services in respect of the operation of the assets and associated administrative services for a fee of $350,000 per month. This arrangement, which expires on June 30, 2003, is the only transitional agreement between Focus Energy Trust and Storm Energy Ltd.

GENERAL AND ADMINISTRATIVE EXPENSES

(thousands)	January 1 to August 22, 2002	**August 23 to December 31, 2002**	**2002**	2001
Gross(i) (ii) (iii)	$ 3,884	**$ 1,106**	**$ 4,990**	$ 4,903
Overhead recoveries	(1,649)	**(240)**	**(1,890)**	(2,192)
Net general and administrative expenses	$ 2,235	**$ 866**	**$ 3,100**	$ 2,711
Per BOE	$ 0.78	**$ 0.81**	**$ 0.79**	$ 0.73

(i) Amounts paid to Storm Energy Ltd. in accordance with the Technical Services Agreement are reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses.
(ii) Gross general and administrative expenses do not include $12.7 million in expenses associated with the reorganization.
(iii) Gross general and administrative expenses for the 131 day period included $0.6 million associated with the Executive Bonus Plan implemented as part of the reorganization. Half of this amount is settled through the issuance of units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

No general and administrative expenses were capitalized in 2002 or 2001. Commencing on August 23, the Trust incurred general and administrative expenses relating to staffing, office premises, insurance and corporate expenses. During 2003, we will add additional staff and services to replace those currently being provided by Storm Energy Ltd. under the Technical Services Agreement.

INTEREST AND FINANCING EXPENSES

Interest expenses decreased to $2.5 million in 2002 from $4.2 million in 2001. This decrease is attributable to lower monthly average debt balances and lower interest rates.

Interest and financing expenses for the 131 day period were $0.9 million, including financing expenses of $0.1 million relating to new bank credit facilities. At December 31, 2002, Focus had long term debt of $51.8 million and cash and cash equivalents of $14.7 million relating to short-term investments in a subsidiary. These investments have matured and were applied to the long term debt in 2003. Borrowings under the credit facilities bear interest at the bank prime rate or Canadian banker's acceptance rates plus a bank stamping fee.

DEPLETION, DEPRECIATION, AND PROVISION FOR SITE RESTORATION AND ABANDONMENT

In 2002, the provision for depletion and depreciation was $26.7 million or $6.83 per BOE. This compares to the $21.0 million or $5.66 per BOE in 2001. The increase reflects actual capital expenditures for 2002 and updated estimates of proven reserves and future capital expenditures. The depletion and depreciation rate for the Trust for the fourth quarter of 2002 was $7.62 per BOE. This rate reflects the specific oil and gas properties and facilities owned by the Trust and incorporates the results of the independent reserve report dated December 31, 2002. The depletion and depreciation rate includes $28.5 million of future capital investment associated with the proven reserves in the reserve report.

In 2002, the provision for site restoration and abandonment was $1.2 million or $0.31 per BOE. This compares with a rate of $0.39 per BOE for 2001. The rate for the fourth quarter of 2002 is $0.19 per BOE for the oil and gas properties and facilities retained by the Trust.

INCOME AND OTHER TAXES

(thousands)		January 1 to August 22, 2002		**August 23 to December 31, 2002**		**2002**		2001
Future income tax	$	6,644	**$**	**30**	**$**	**6,673**	$	23,091
Current and large corporations tax		1,775		**276**		**2,052**		413
Income and other taxes	$	8,419	**$**	**306**	**$**	**8,725**	$	23,504

At December 31, 2002, a liability of $42.6 million for future income taxes was recorded on the balance sheet. Under the Trust's structure, payments are made between FET and the Trust transferring both income and future tax liability from FET to the individual Unitholders. Therefore it is the opinion of management that payments from FET through to the Trust will greatly reduce or eliminate future income taxes. These payments in a period reduce future income tax liabilities previously recorded by FET, and are recognized as a recovery of income tax in the period incurred.

At December 31, 2002, the Trust had approximately $9.6 million in income tax pools that will be utilized to reduce the taxable portion of future cash distributions. FET and its subsidiary have approximately $30 million in income tax pools that will be utilized to minimize future income taxes at the legal entity level.

REORGANIZATION EXPENSES

The Trust incurred reorganization expenses of $12.7 million, of which $9.6 million relate to the cancellation of stock options and $3.1 million of advisory and other professional services costs.

CAPITAL EXPENDITURES

(thousands)		January 1 to August 22, 2002		**August 23 to December 31, 2002**		**2002**		2001
Land	$	1,188	**$**	**31**	**$**	**1,219**	$	4,672
Seismic		1,032		**–**		**1,032**		3,397
Drilling and completion		22,301		**1,675**		**23,976**		29,502
Total exploration and development		24,521		**1,706**		**26,227**		37,571
Facilities, equipment and workovers		12,025		**1,821**		**13,846**		27,306
Acquisition[i]		–		**605**		**605**		825
Dispositions		–		**–**		**–**		(1,408)
Net operations		36,546		**4,132**		**40,678**		64,294
Field inventory		(681)		**–**		**(681)**		1,292
Administration assets		128		**16**		**144**		166
Net capital expenditures	$	35,992	**$**	**4,148**	**$**	**40,140**	$	65,751

(i) Acquired an existing GORR burden in 2002.

Capital expenditures of $36.5 million from January 1 to August 22, 2002 reflect the growth activities of an active exploration and production company. During that time, Storm Energy Inc. drilled 31 gross wells. This level and type of activity is comparable to the capital expenditure program of 2001.

During the first 131 days of Focus, capital expenditures were $4.1 million. We commenced the winter development program at Tommy Lakes in northeastern British Columbia, including drilling five new gas wells (2.5 net wells) and the refracing of four existing gas wells. We also tied-in an existing gas well at Pouce Coupe, participated in the drilling of two oil wells at Ogston (0.2 net wells), and acquired an existing gross over-riding royalty burden.

ABANDONMENT AND SITE RECLAMATION

We actively manage our exposure to environmental issues and abandonment and reclamation of well sites and facilities. The field operations of Focus are generally new in nature, concentrated to a few operating areas and do not have a significant number of shut-in wells. We conduct our operations to minimize risk and environmental impacts. Employees of the Trust and third parties regularly conduct reviews on wells and facilities.

The Trust has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust for August 23 to December 31, 2002 of approximately $0.2 million has been made in the first quarter of 2003.

CAPITALIZATION AND FINANCIAL RESOURCES

As at December 31, 2002 the Trust has working capital of $15.3 million compared with a working capital deficiency of $11.0 million as at December 31, 2001. Working capital at December 31, 2002 includes $14.7 million of short term funds on deposit held by a subsidiary. These investments matured and the cash was applied to the long term debt early in 2003. The positive change in working capital between the two periods results from these short term funds and a reduced capital program compared to an active exploration company.

Total debt outstanding at December 31, 2002 was $51.8 million. Focus has a $70.0 million revolving term credit facility with a Canadian financial institution, secured by the Trust's oil and gas properties. The current credit facility revolves until May 31, 2003. Prior to that date, the lender will complete the annual credit review relating to the extension of the revolving facility.

At December 31, 2002 long term debt net of working capital was $36.5 million. This compares to $41.2 million when the Trust was formed on August 23, 2002. The $4.7 million reduction in net debt during this period resulted from the following factors.

- The distribution policy recognizes the number of Units that would be issued on conversion of the Exchangeable Shares. However, holders of Exchangeable Shares do not receive monthly cash distributions and the cash is retained in the Trust. For the 131 day period, this totaled approximately $3.2 million and the cash retained was used to reduce long term debt.
- Net debt was reduced by $1.0 million due to the purchase of Exchangeable Shares by three executive officers of the Trust pursuant to the reorganization. These Exchangeable Shares had a one year hold period when issued.
- Funding for capital expenditures from retained cash flow was $4.6 million, and the actual capital expenditures were $4.1 million. Cash flow of $0.5 million above the level of actual capital expenditures was used to reduce net debt.

For 2003, Focus has the opportunity to invest an amount equal to 20% of cash flow for development drilling and enhancement of production in order to sustain production levels. Focus plans to finance this $12 million capital program through a combination of cash flow and debt. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing units from treasury.

During 2003, the Trust will benefit from the retention of cash related to Exchangeable Shares not receiving monthly cash distributions. There are currently 5,490,168 Exchangeable Shares outstanding; however, the conversion of Exchangeable Shares into units is at the sole discretion of the holders of the Exchangeable Shares.

CAPITALIZATION TABLE

(thousands except per unit and percent amounts)		**December 31, 2002**		December 31, 2001
Long term debt	$	**51,801**	$	55,009
Less: Working capital (deficiency)		**15,267**		(10,981)
Net debt	$	**36,534**	$	65,990
Units outstanding and issuable for exchangeable shares		**28,966**		27,782
Market price at December 31	$	**10.15**	$	9.50
Market capitalization	$	**294,005**	$	263,929
Total capitalization	$	**330,539**	$	329,919
Net debt as a percentage of total capitalization		**11%**		20%
Cash flow(i)	$	**52,946**	$	77,707
Net debt to cash flow(i)		**0.69**		0.85

(i) December 31, 2002 is based on the annualized cash flow of the Trust for the 131 day period.

UNITHOLDERS' EQUITY

Total capitalization of Focus at December 31, 2002 was $330.5 million. This is approximately the same as at December 31, 2001, however on August 23, 2002 the reorganization resulted in shareholders receiving shares in the new exploration company.

Units of Focus and the Exchangeable Shares of FET began trading on the Toronto Stock Exchange on August 29, 2002. The units traded in a range of $9.75 to $10.65, with an average daily volume of 178,081 to December 31. The Exchangeable Shares traded in a range of $9.43 to $10.94 and had an average daily volume of 2,755 to December 31.

Focus established a Trust Unit Rights Plan as part of the Trust's overall long-term incentive program for management. The grant price of rights under the plan is equal to the weighted average closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four-year period commencing on the first anniversary of the grant.

For the 131 day period, a total of 320,000 rights were issued to employees and directors with an average grant price of $9.68. At December 31, 2002, the average adjusted exercise price was $9.39, no rights had vested, and the in-the-money value of the unvested rights was $242,800. Subsequent to December 31, 2002, an additional 40,000 rights were issued with a grant price of $10.87.

CASH DISTRIBUTIONS

Distribution Policy

This distribution policy incorporates the withholding of approximately 15% of cash flow for the financing of capital expenditures to provide more sustainable distributions in the long term. As a result, the capital program to be executed is financed 75% from retained cash flow and 25% from debt. In the event that commodity prices are higher than anticipated and a cash surplus develops during a quarter, the surplus may be used to increase distributions, reduce debt, and / or increase the capital program.

Focus Energy Trust announces its distribution policy on a quarterly basis and distributions are paid monthly. The actual amount of the cash distribution is determined by the Board of Directors and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow.

The Exchangeable Shares of FET are convertible into units of the Trust based on the exchange ratio, which is adjusted monthly, to reflect the distribution paid on the units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Cash Distributions from 2002 Production

Cash distributions of $0.44 per unit were declared and paid relating to production of the Trust for the 131 day period. Of this amount, $0.33 per unit was paid in 2002, and $0.11 per unit was paid on January 15, 2003. The consolidated financial statements at December 31, 2002 include an additional amount payable to Unitholders of $0.043 per unit relating to 2002 income flowing to the Trust. The amount payable to Unitholders was settled subsequent to the year-end as part of the regular cash distributions paid by the Trust on January 15, 2003 and February 17, 2003.

Cash flow from operations for the 131 day period was $19.0 million or $0.66 per unit. Cash distributions paid or payable relating to 2002 were $0.483 per unit, or 73% of cash flow on a per unit basis.

The distribution policy for 2002 was announced on August 27, 2002, at the time Focus was created. From September to December 2002 there was a considerable strengthening of commodity prices. Cash surpluses accumulated in 2002 may be used to increase distributions, reduce debt, and / or increase the capital program during 2003.

Cash Distributions from 2003 Production

The distribution policy for the first quarter of 2003 was announced on January 10, 2003 and set monthly distributions with respect to January, February, and March production at $0.135 per unit, which represents a base distribution of $0.125 per unit plus an incremental $0.01 per month to reflect the current high commodity prices.

TAXATION OF CASH DISTRIBUTIONS

The Trust has net income for each year that is required to be calculated on an accrual basis of accounting, not a cash basis. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

Taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to Unitholders. Any taxable income relating to a payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of that payable amount.

Taxable income allocated to Unitholders for 2002 is equal to the cash distributions received, plus Unitholders of record on December 31, 2002 have an additional $0.153 per unit relating to distributions payable as at December 31, 2002. The $0.153 per unit of taxable income paid to Unitholders of record on December 31, 2002 is part of the 2002 taxable income allocation and is not included in the 2003 taxable income allocation. Since the amount of taxable income allocated to Unitholders for 2002 is higher than the actual cash distributions received by Unitholders in 2002, there is no return of capital portion to the cash distributions.

For 2003, Focus estimates that 100% of the cash distributions will be taxable as income from property.

ASSESSMENT OF BUSINESS RISKS

Following are the primary risks are associated with the business of the Trust.

- operational risk associated with the production of oil and natural gas;
- reserve risk in respect to the quantity and quality of recoverable reserves;
- market risk relating to the availability of transportation systems to move the product to market;
- commodity risk as crude oil and natural gas prices fluctuate due to market forces;
- financial risk such as the Canadian/US dollar exchange rate, interest rates and debt service obligations;
- environmental and safety risk associated with well operations and production facilities; and
- changing government royalty legislation, income tax laws and incentive programs relating to the oil and gas industry

Focus seeks to mitigate these risks by:

- acquiring mature properties to reduce technical uncertainty;
- acquiring long life reserves to ensure more stable production and to reduce the economic risks associated with commodity prices cycles;
- maintaining a low cost structure to maximize product netbacks and reduce impact of commodity price cycles;
- diversifying properties to mitigate individual property and well risk;
- maintaining product mix to balance exposure to commodity prices;
- conducting rigorous reviews of all property acquisitions;
- monitoring pricing trends and developing a mix of contractual arrangements for the marketing of products with creditworthy counterparties;
- maintaining a hedging program to hedge commodity prices and foreign exchange currency rates with creditworthy counterparties;
- ensuring strong third party operators for non-operated properties;
- adhering to the Trust's safety program and keeping abreast of current operating best practices
- carrying insurance to cover losses and business interruption; and
- establishing and building cash resources to fund future abandonment and site restoration costs.

MANAGEMENT AND FINANCIAL REPORTING SYSTEMS

The Technical Services Agreement with Storm Energy Ltd. includes the provision of services related to the administration of the financial and operating systems for the Trust until June 30, 2003. The systems used to provide these services are substantially the same as those used for the former entity, Storm Energy Inc. The Trust is relying on these systems in which management is confident of the accuracy and timeliness of the resultant information.

The Trust's management and internal control systems are designed to provide assurance that accurate and timely internal and external information is communicated to users of that information. These systems are continually being reviewed for opportunities for enhancement.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended the effective date of its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for fiscal years beginning on or after July 1, 2003. The guideline will not have a significant impact on the Trust's financial position or results of operations.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004 but earlier adoption is encouraged. The impact of the effect of this new standard on the consolidated financial statements has not been determined.

Other accounting standards issued by the CICA during the year ended December 31, 2002 are not expected to impact the Trust at this time.

QUARTERLY INFORMATION

Quarter Ended (thousands except per unit amounts)	**31-Dec 2002**	**30-Sep 2002**	**30-Jun 2002**	**31-Mar 2002**	31-Dec 2001	30-Sep 2001	30-Jun 2001	31-Mar 2001
Production income	**$24,445**	**$25,869**	**$35,877**	**$28,403**	$26,932	$29,768	$37,894	$39,434
Net income	**$8,584**	**($4,885)**	**$8,713**	**$6,793**	$7,270	$6,130	$9,486	$9,256
Per unit – basic	**$0.30**	**($0.17)**	**$0.31**	**$0.24**	$0.26	$0.22	$0.34	$0.34
– diluted	**$0.30**	**($0.17)**	**$0.30**	**$0.24**	$0.26	$0.21	$0.34	$0.32

OUTLOOK

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

The 2003 capital expenditure program for the Trust is $12.0 million and will be financed with $9.0 million from cash flow and the remainder from debt. Based on the successful execution of the Trust's capital program, 2003 production should average 8,400 BOE/d.

The table below shows the potential annual impact on the Trust's cash flow (before hedging) resulting from changes to the business environment or operations based on the results of the fourth quarter of 2002.

			Change to Cash Flow	
		Change	$000's	$/Unit
Business Environment				
Price per barrel of crude oil (US$ WTI)	$	1.00	1,191	0.04
Price per mcf of natural gas (CDN$ AECO)	$	0.10	873	0.03
US / CDN exchange rate	$	0.01	214	0.01
Interest rate on debt		1%	397	0.01
Operations				
Oil production – bbls/d		100	1,123	0.04
Gas production – mcf/d		600	809	0.03
Operating expenses ($ per BOE)	$	0.25	749	0.03
General and administrative expenses ($ per BOE)	$	0.10	300	0.01

(i) Based on fourth quarter average daily production volumes for oil of 2,469 bbls/d, natural gas of 32,911 mcf/d, and NGLs of 464 bbls/d, average net royalties of 24.8% and an NGL price equal to 84.3% of the crude oil price.
(ii) Based on December 31, 2002 total Trust Units outstanding of 29.0 million.
(iii) Based on fourth quarter average debt net of cash of $39.7 million.

The Trust continually evaluates potential acquisitions and the Trusts' business plan could result in multiple acquisitions in a fiscal year. As the nature of acquisitions in the energy business is a competitive bid process, and we cannot predict whether or not the Trust will execute any acquisitions in the future. Acquisitions made by the Trust will affect the underlying business environment of the Trust, the number of Units outstanding and the sensitivities shown above.

Focus is committed to increasing the long term value of the Trust to Unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Invest in new opportunities that create value;
- Pursue acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

Management's Responsibility

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles and have been prepared within acceptable limits of materiality.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Where estimates are used in the preparation of these financial statements, management has ensured that careful judgement has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

Independent auditors appointed by the Trustee have examined and expressed their opinion on the consolidated financial statements of the Trust. The Audit Committee, consisting of independent directors of FET Resources Ltd., has reviewed these consolidated financial statements with management and the auditors, and has recommended them to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Trust.

Derek W. Evans
President and Chief Executive Officer
February 28, 2003

William D. Ostlund
Vice President, Finance and Chief Financial Officer

Auditors' Report

To the Unitholders of Focus Energy Trust:

We have audited the consolidated balance sheets of Focus Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Calgary, Alberta
February 28, 2003

DELOITTE & TOUCHE LLP
Chartered Accountants

Consolidated Balance Sheets

	December 31, 2002 (Notes 1 and 3)	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 14,705,034	$ –
Accounts receivable [note 12]	24,485,558	11,547,637
Prepaid expenses	1,081,605	1,327,909
	40,272,197	12,875,546
Capital assets [note 4]	158,299,726	195,006,440
	$ 198,571,923	$ 207,881,986
LIABILITIES		
Current		
Accounts payable and accrued liabilities [note 12]	$ 19,805,189	$ 23,856,894
Cash distributions payable [note 8]	3,846,991	–
Commodity contract [note 9]	1,353,067	–
	25,005,247	23,856,894
Long-term debt [note 5]	51,801,000	55,008,909
Provision for site restoration and abandonment [note 4]	2,343,734	2,192,486
Future income taxes [note 11]	42,633,486	35,768,729
	121,783,467	116,827,018
UNITHOLDERS' EQUITY		
Unitholders' capital [note 6]	33,908,902	39,378,878
Exchangeable shares [note 6]	9,628,379	–
Accumulated income	44,348,355	51,676,090
Accumulated cash distributions	(11,097,180)	–
	76,788,456	91,054,968
	$ 198,571,923	$ 207,881,986

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Consolidated Statements of Income and Accumulated Income

	August 23 to December 31, 2002	Twelve Months Ended, December 31, 2002	2001
	(Note 1)	(Notes 1 and 3)	
Revenue			
Production income	$ 33,331,200	$ 114,593,548	$ 134,028,009
Royalties	(8,735,800)	(27,701,176)	(35,904,841)
Other income	994,339	1,751,327	1,332,345
	25,589,739	88,643,699	99,455,513
Expenses			
Production	3,282,168	12,975,580	14,412,026
Technical Services Agreement [note 3]	1,501,613	1,501,613	–
General and administrative	865,628	3,100,384	2,710,762
Interest and financing	849,941	2,472,579	4,212,735
Depletion and depreciation	8,393,102	26,720,714	21,022,066
Provision for site restoration and abandonment	231,562	1,225,926	1,451,555
	15,124,014	47,996,796	43,809,144
Income from operations	10,465,725	40,646,903	55,646,369
Reorganization expenses [note 3]	–	(12,717,078)	–
Income before income and other taxes	10,465,725	27,929,825	55,646,369
Income and other taxes [note 11]			
Future income tax expense	(29,699)	(6,673,206)	(23,091,202)
Current and large corporations tax	(276,028)	(2,051,378)	(413,411)
	(305,727)	(8,724,584)	(23,504,613)
Net income for the period	10,159,998	19,205,241	32,141,756
Accumulated income, beginning of period	34,188,357	51,676,090	19,735,338
Purchase cost in excess of stated value of shares redeemed	–	–	(201,004)
Transfer of assets and liabilities pursuant to Plan of Arrangement [note 3]	–	(26,532,976)	–
Accumulated income, end of period	$ 44,348,355	$ 44,348,355	$ 51,676,090
Net income per Unit [note 10]			
Basic	$ 0.35	$ 0.68	$ 1.16
Diluted	$ 0.35	$ 0.68	$ 1.13

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	August 23 to December 31, 2002	Twelve Months Ended, December 31, 2002	2001
	(Note 1)	(Notes 1 and 3)	
Operating activities			
Net income for the period	$ 10,159,998	$ 19,205,241	$ 32,141,756
Add non-cash items:			
Non-cash general and administrative expenses	277,002	277,002	–
Unrealized (gain) loss on commodity contract	(88,933)	1,353,067	–
Depletion and depreciation	8,393,102	26,720,714	21,022,066
Provision for site restoration and abandonment	231,562	1,225,926	1,451,555
Future income tax expense	29,699	6,673,206	23,091,202
Cash flow from operations	19,002,430	55,455,156	77,706,579
Actual site restoration paid	(300)	(6,947)	(3,996)
Net change in non-cash working capital items	(9,623,887)	(12,514,656)	1,775,205
	9,378,243	42,933,553	79,477,788
Financing activities			
Proceeds from exercise of stock options	–	3,019,428	790,678
Common shares repurchased	–	–	(266,428)
Issue of Exchangeable Shares	999,990	999,990	–
Increase (decrease) in long term debt	13,122,905	21,084,490	(16,753,826)
Cash distributions	(7,250,189)	(7,250,189)	–
	6,872,706	17,853,719	(16,229,576)
Investing activities			
Capital asset additions	(4,147,858)	(40,139,989)	(65,751,299)
Net change in non-cash working capital items	2,601,943	(5,942,249)	2,503,087
	(1,545,915)	(46,082,238)	(63,248,212)
Increase in cash and cash equivalents during the period	14,705,034	14,705,034	–
Cash and cash equivalents, beginning	–	–	–
Cash and cash equivalents, ending	$ 14,705,034	$ 14,705,034	$ –
Cash flow from operations per Unit [note 10]			
Basic	$ 0.66	$ 1.97	$ 2.81
Diluted	$ 0.66	$ 1.97	$ 2.72

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

NOTE 1 STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a wholly-owned subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

Prior to the implementation of the Plan of Arrangement on August 23, 2002, the consolidated financial statements included the accounts of the Storm Energy Inc. and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Storm Energy Inc. Results of operations from August 23, 2002 (date of commencement of the Trust operations) to December 31, 2002 are provided in the statements of income and cash flows. The consolidated financial statements of Focus Energy Trust include the accounts of the Trust, its subsidiaries (the Company and FET Gas Production Ltd.), and its share of a partnership. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and, except as outlined below, are consistent with the accounting policies set out in the 2001 Annual Report of Storm Energy Inc.

NOTE 2 SUMMARY OF ACCOUNTING POLICIES

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for site restoration and abandonment are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, plus provision for future development costs of proved undeveloped reserves.

c) Ceiling Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion and depreciation, future site restoration and abandonment and future income tax liabilities are limited to an amount equal to the estimated undiscounted future net revenues from proved reserves less estimated recurring general and administrative expenses, future site reclamation and abandonment costs, future financing costs and income taxes.

d) Provision for Site Restoration and Abandonment

Provisions for future site restoration and abandonment are calculated on the unit-of-production basis over the life of the oil and gas properties based on total estimated proved reserves. The estimate includes the cost of equipment removal and environmental clean up in accordance with current cost, anticipated methods, existing legislation and industry practice. Actual expenditures are charged against the liability as incurred.

e) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Unhedged commodity contracts are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

The fair values of short term financial instruments, being accounts receivable, accounts payable, accrued liabilities and cash distributions payable approximate their carrying values. The fair value of long term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

f) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

g) Unit-Based Compensation Plan

The Trust has a unit-based compensation plan for employees, directors and consultants of the Trust and its subsidiaries. Compensation cost is measured based on the intrinsic value of the award at the date of the grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See Note 7 for a description of the plan and pro-forma disclosure of the associated compensation cost.

h) Per Unit Amounts

Net income and cash flow from operations per Unit are calculated using the weighted average number of Units (or common shares to August 23, 2002) outstanding during the year, including the weighted average number of Exchangeable Shares outstanding converted at the exchange ratio at the end of each month. Diluted net income and cash flow from operations per Unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" Trust Unit rights are used to repurchase Units at the average market rate during the period.

i) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

j) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Trust reflect its proportionate interest in such activities.

k) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

l) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

NOTE 3 TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Storm Energy Ltd. certain assets, being producing and exploratory oil and gas properties, administrative assets and working capital, and an allocation of long term debt. As this was a related party transaction, assets and liabilities were transferred at book value. The values at December 31, 2002 include the adjustment of previous estimates. Details are as follows:

Petroleum and natural gas properties and equipment	**$ 49,739,821**
Office furniture and equipment	**348,714**
Leasehold improvements	**37,454**
Net working capital	**1,575,566**
Future income tax asset	**191,551**
Total assets transferred	**51,893,106**
Long term debt	**24,292,399**
Provision for site restoration and abandonment	**1,067,731**
Net assets transferred and reduction in retained earnings	**$ 26,532,976**

Associated with the Plan of Arrangement, the Company recorded reorganization costs of $12.7 million, with $9.6 million related to the cancellation of stock options, and advisory and other costs of $3.1 million.

NOTE 4 CAPITAL ASSETS

	2002	2001
Capital assets, at cost	**$ 247,682,796**	$ 257,668,796
Accumulated depletion and depreciation	**(89,383,070)**	(62,662,356)
Capital assets, net	**$ 158,299,726**	$ 195,006,440

The calculation of depletion and depreciation in 2002 included an estimate of $28.5 million (2001 – $10.7 million) for future development costs associated with proved undeveloped reserves. Unproved property costs of $nil (2001 – $6.6 million) were excluded from the depletion calculation.

The ceiling test calculation as at December 31, 2002 indicated that the net recoverable amount from proved reserves exceeded the net carrying value of the petroleum and natural gas properties and equipment. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value. The prices used for the ceiling test were based on the corporate average prices for the month of December 2002, being $44.98 per barrel of crude oil, $5.56 per mcf of natural gas, and $38.04 per barrel of natural gas liquids.

As at December 31, 2002, the Trust's estimated future site restoration and abandonment costs to be accrued over the life of the remaining proved reserves is $6,885,000. Of this amount, $2,343,734 has been accrued as an accumulated liability on the consolidated balance sheet as at December 31, 2002.

NOTE 5 LONG TERM DEBT

The Company has a revolving term credit facility with a Canadian financial institution. The Company has $70 million (2001 – $90 million) available under this facility. Advances bear interest at the bank's prime rate. The facility is subject to an annual review by the bank and if certain conditions are not met the facility becomes a two year term loan with the first repayment due within 366 days. No current payments are required. The loan facility is secured by a floating charge debenture in the amount of $125 million covering all of the assets of the Company and a general security agreement.

NOTE 6 UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

Pursuant to the Plan of Arrangement, 20,884,039 Trust Units and 7,706,263 Exchangeable Shares were issued on August 23, 2002 upon the cancellation of all outstanding common shares of Storm Energy Inc. and 145,984 Exchangeable Shares were purchased by three executive officers of the Trust.

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units	Consideration
Trust Units outstanding *(see (a) below)*	22,804,905	$ 33,908,902
Trust Units issuable on conversion of Exchangeable Shares(i) *(see (b) below)*	6,160,621	9,628,379
Balance as at December 31, 2002	28,965,526	$ 43,537,281

(i) The exchange ratio at December 31, 2002 was 1.03291 Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units	Consideration
Issued pursuant to Plan of Arrangement(i)	20,884,039	$ 30,970,217
Issued on conversion of Exchangeable Shares(ii)	1,907,393	2,799,700
Issued pursuant to the Executive Bonus Plan(iii)	13,473	138,985
Balance as at December 31, 2002	22,804,905	$ 33,908,902

(i) Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares.
(ii) Issued on conversion of Exchangeable Shares with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.
(iii) Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares	Consideration
Issued pursuant to Plan of Arrangement(i)	7,706,263	$ 11,428,089
Issued for cash(ii)	145,984	999,990
Exchanged for Trust Units(iii)	(1,887,912)	(2,799,700)
Balance as at December 31, 2002	5,964,335	$ 9,628,379

(i) Issued August 23, 2002 pursuant to the Plan of Arrangement and recorded at the book value of the Storm Energy Inc. common shares.
(ii) Purchase by three executive officers of the Trust pursuant to the Plan of Arrangement.
(iii) Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged.

The Exchangeable shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of August 23 to December 31, 2002, a total of 1,887,912 Exchangeable Shares were converted into 1,907,393 Trust Units at exchange ratios prevailing at the time. The exchange ratio at the time of issuance on August 23, 2002 was one Trust Unit for each Exchangeable Share. At December 31, 2002, the exchange ratio was 1.03291 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

(c) Common Shares of Storm Energy Inc.	Number of Shares	Consideration
Balance as at December 31, 2000	27,470,334	$ 38,653,624
Issued upon exercise of stock options	358,074	790,678
Purchased by normal course issuer bid	(46,400)	(65,424)
Balance as at December 31, 2001	27,782,008	39,378,878
Issued upon exercise of stock options	808,294	3,019,428
Balance August 22, 2002 prior to Plan of Arrangement	28,590,302	42,398,306
Trust Units issued	(20,884,039)	(30,970,217)
Exchangeable Shares issued	(7,706,263)	(11,428,089)
	nil	$ nil

Pursuant to the Plan of Arrangement, shareholders of Storm Energy Inc. received one Unit in Focus Energy Trust or one Exchangeable share in FET Resources Ltd., and one share in a new public exploration and production company, Storm Energy Ltd., for each common share held.

NOTE 7 TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Rights Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares.

The initial exercise price of rights granted under the Rights Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per Unit basis, made by the Trust after the grant date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant.

	Number of Rights	Weighted Average Exercise Price
Granted	320,000	$ 9.68
Reduction of exercise price		(0.29)
Balance as at December 31, 2002	320,000	$ 9.39

A summary of the plan as at December 21, 2002 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding	Remaining Contractual Life of Right (years)	Number of Rights Exercisable
$ 9.62	$ 9.29	280,000	4.69	–
$ 10.10	$ 10.10	40,000	4.97	–
$ 9.68	$ 9.39	320,000	4.73	–

Effective for the fiscal year beginning on January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost, if any, over the vesting period. As the exercise price of the rights granted approximates the market price of the Trust Units at the date of grant, no compensation cost has been recognized in the statement of income.

As previously stated, the exercise price of the rights granted under the Rights Plan may be reduced in future periods in accordance with the terms of the Rights Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures, the purchase and sale of capital assets, and debt repayment. Therefore, it is not possible to determine a fair value for the rights granted under the Rights Plan.

As it is not possible to determine the fair value of rights granted under the Rights Plan, compensation cost for pro forma disclosure purposes has been determined based on the amount that the market price of the Trust Units exceeds the exercise price at the date of the financial statements. For the year ended December 31, 2002, net income would be reduced by approximately $52,000 for the estimated compensation cost associated with the Rights Plan, with negligible impact on net income per Trust Unit.

NOTE 8 CASH DISTRIBUTIONS PAYABLE

The Trust has net income for each year which includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of the payable amount. The amount payable to Unitholders was settled subsequent to the year-end through cash distributions which were part of the regular cash distributions declared by the Trust.

The taxable income of the Trust accruing to December 31, 2002 was greater than the cash distributions to Unitholders on October 15, November 15, and December 15, 2002. The resulting $3,846,991 payable to Unitholders at December 31, 2002 was paid as part of the cash distributions to Unitholders of January 17th and February 17th, 2003.

NOTE 9 FINANCIAL INSTRUMENTS

The following contracts were outstanding as at December 31, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $5,061,481.

Commodity Contracts	Daily Quantity		Contract Price	Price Index	Term
Crude oil – fixed price	700 bbls	$	39.80 Cdn	WTI	October 2002 – August 2003
	300 bbls	$	39.90 Cdn	WTI	October 2002 – August 2003
Natural gas – fixed price	3,000 MMBTU	$	5.02 Cdn	Sumas	October 2002 – October 2003
	7,000 MMBTU	$	5.18 Cdn	Sumas	November 2002 – October 2003
	12,500 GJ	$	4.76 Cdn	AECO	October 2002 – March 2003

The following natural gas ceiling commodity contract is recorded on a mark to market basis as the contract does not represent an effective hedge. A liability of $1,353,067 is recorded on the consolidated balance sheet at December 31, 2002:

Commodity Contract	Daily Quantity		Contract Price	Price Index	Term
Natural gas – ceiling	8,420 GJ	$	4.90 Cdn	AECO	April 2003 – October 2003

NOTE 10 PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per unit calculations are based on the weighted average number of Trust Units (common shares prior to August 23, 2002) outstanding. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan.

Net income and cash flow from operations per unit are as follows:

	August 23 to December 31, 2002	**2002**	2001
Net income			
Basic(i)	**$0.35**	**$0.68**	$1.16
Diluted(ii)	**$0.35**	**$0.68**	$1.13
Cash flow from operations(iii)			
Basic(i)	**$0.66**	**$1.97**	$2.81
Diluted(ii)	**$0.66**	**$1.97**	$2.72

(i) Basic per unit calculations are based on the weighted average number of Trust Units outstanding in 2002 of 28,799,795 for the period August 23 to December 31 and 28,210,245 Trust Units or common shares for the year ended December 31 (27,627,205 common shares in 2001) which includes outstanding Exchangeable Shares converted at the year-end exchange ratio.

(ii) Diluted calculations include additional Trust Units in 2002 of 8,764 for the period August 23 to December 31 and 3,145 for the year ended December 31 (932,244 additional shares in 2001) for the dilutive impact of the Rights Plan (stock option plan in 2001). Calculations of diluted shares excluded 82,738 of stock options in 2001 which would have been anti-dilutive. There were no adjustments to net income or cash flow from operations in calculating dilutive per unit amounts.

(iii) Cash flow from operations is calculated by adding non-cash general and administrative expenses, unrealized loss on commodity contract, depletion and depreciation, provision for site restoration and abandonment and future income tax expense (recovery) to net income.

Supplementary cash flow information

	August 23 to December 31, 2002	2002	2001
Interest paid	$ 727,191	$ 2,349,829	$ 4,212,735
Interest received	58,503	176,715	–
Taxes paid	882,382	882,382	–
Cash distributions paid	7,250,188	7,250,188	–

NOTE 11 INCOME TAXES

The Trust uses the liability method of tax allocation to record future income taxes, whereby differences between the carrying amount and the tax basis of assets and liabilities are used to calculate future tax liabilities or assets.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows:

	August 23 to December 31, 2002	2002	2001
Income before income and other taxes	$10,465,725	$ 27,929,825	$ 55,646,369
Statutory combined federal and provincial income tax rate	42.22%	42.22%	42.62%
Expected income tax expense at statutory rates	$ 4,418,629	$ 11,791,972	$ 23,716,482
Add (deduct) the income tax effect of:			
Non-deductible crown charges	3,218,082	9,281,286	12,605,642
Resource allowance	(2,741,576)	(7,785,742)	(12,165,708)
Alberta royalty tax credit	(30,942)	(165,552)	(244,053)
Reduction in provincial tax rate	–	(399,161)	(615,102)
Income attributable to the Trust, not subject to income tax	(4,685,229)	(4,685,229)	–
Capital tax	276,208	911,102	413,411
Other	(149,264)	(224,092)	(206,059)
Income and other taxes	$ 305,727	$ 8,724,584	$ 23,504,613

The components of the future tax liability at December 31, 2002 and 2001 are as follows:

	2002	2001
Capital assets in excess of tax value	$ 45,312,927	$ 36,858,847
Provision for site restoration and abandonment	(934,438)	(934,438)
Other	(1,689,718)	(155,680)
Future income taxes	$ 42,633,486	$ 35,768,729

NOTE 12 RELATED PARTY TRANSACTIONS

a) The Trust has three directors who are also directors of Storm Energy Ltd., a publicly listed oil and gas company.

As part of the Plan of Arrangement, discussed in Note 3, the Trust has a Technical Services Agreement with Storm Energy Ltd., which commenced on August 23, 2002 and expires on June 30, 2003. Under this agreement, the Trust pays a monthly fee of $350,000 for certain technical and administrative services.

There are accounts receivable and accounts payable with Storm Energy Ltd. arising through the normal course of business. The Trust had approximately $9.4 million due to Storm Energy Ltd. and $10.5 million due from a subsidiary of Storm Energy Ltd. at December 31, 2002.

b) During 2002, the Trust and its predecessor, paid $114,000 for legal services provided by a firm in which a current director is a partner, and paid $539,200 for legal services provided by a firm in which a former director is a partner.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister (3) (4)
John A. Brussa (2) (3) (5)
Stuart G. Clark (1) (2)
Derek W. Evans
Gerry A. Romanzin (2) (4) (5)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3250, 205 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 781-8409
Fax: (403) 781-8408
www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:
Focus Energy Trust: **FET.UN**

FET Resources Ltd.: **FTX**
(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

BANKERS

C.I.B.C., Oil & Gas Group
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
Mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
Mboe	Thousands of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquids
OPEC	Organization of Petroleum Exporting Countries
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	Unites States dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President,
Finance and Chief Financial Officer
Tel: (403) 781-8406

NATIONAL PUBLIC RELATIONS (CALGARY) INC.

FOCUS ENERGY TRUST

Suite 3250 - 205 5th Avenue SW
Calgary Alberta T2P 2V7
Tel: [403] 781-8409
Fax: [403] 781-8408
www.focusenergytrust.com

VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 11, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Focus Energy Trust
Annual Meeting of Unitholders
To Be Held on May 15, 2003

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Focus Energy Trust, on **April 11, 2003**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **FOCUS ENERGY TRUST** ("CORPORATION"),
OF	)	THE ANNUAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD **MAY 15, 2003.**

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 11, 2003, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 8, 2003, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF FOCUS ENERGY TRUST, OR WERE THE REGISTERED HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD.;**

   (a) a copy of the NOTICE OF ANNUAL MEETING marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR - PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the FORM OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2002 ANNUAL REPORT marked *EXHIBIT "D"* and identified by me;

   (e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;

   (f) a copy of the VOTING DIRECTION FOR THE HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD. marked EXHIBIT "F" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 11, 2003 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

4. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A", "B", "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 11, 2003 TO EACH INTERMEDIARY HOLDING EXCHANGEABLE SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 11TH DAY OF APRIL 2003.

"Pam Elliott"	"Cheryl Dahlager"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA	Cheryl Dahlager
My commission expires on November 15, 2003.	